BioHarvest Sciences to Present at the 2026 BIO International Convention

Vancouver, British Columbia and Rehovot, Israel – June 18, 2026 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that it will present at the upcoming BIO International Convention, to be held on June 22-25, in San Diego, California.

Presentation Details:

•Session: Company Presentation

•Date/Time: Wednesday, June 24, 11:45 AM

•Location: Theater 3

BioHarvest Sciences’ presentation will showcase its proprietary Botanical Synthesis™ platform, which enables the production of plant-derived compounds with pharmaceutical-grade precision, consistency, and commercial scalability, opening new possibilities in drug discovery, active pharmaceutical ingredients, and next-generation therapeutics.

As demand grows for more efficient and sustainable approaches to developing complex plant-based molecules, BioHarvest is actively engaging with pharmaceutical and life science organizations seeking differentiated technologies and strategic collaboration opportunities.  The BIO International Convention is a major conference for global pharmaceutical and biotechnology leaders, and is an important forum for advancing discussions with prospective partners interested in applying Botanical Synthesis™ across a broad range of healthcare and life science applications.

“We believe Botanical Synthesis™ has the potential to become a foundational technology for the production of high-value plant-derived compounds across the healthcare industry. The BIO International Convention provides a unique opportunity to engage with prospective partners, strengthen our business development pipeline, and advance discussions that could create meaningful long-term value for shareholders,” said Zaki Rakib, Chairman and CEO of BioHarvest. “Over the past year we have significantly expanded our capabilities, accelerated our partner engagement efforts, and advanced multiple strategic initiatives. We look forward to demonstrating how our platform can unlock new possibilities for pharmaceutical innovation while fostering collaborations that support BioHarvest’s long-term growth.”

The Company invites interested BIO International Convention attendees to request a meeting via the BIO 1x1 Meeting platform here (https://convention.bio.org/partner), and Chairman and CEO Dr. Zaki Rakib may be available for additional meetings outside of the conference.  To learn more or to request a meeting, please contact the Company’s communications team at info@bioharvest.com.

About BIO and the BIO International Convention

BIO (Biotechnology Innovation Organization) is the premier biotechnology advocacy organization representing biotech companies, industry leaders, and state biotech associations in the United States and more than 35 countries around the globe. BIO members range from biotech start-ups to some of the world’s largest biopharmaceutical companies – all united by the same goal: to develop medical and scientific breakthroughs that prevent and fight disease, restore health, and improve patients’ lives.

BIO organizes the BIO International Convention, the world’s largest gathering of the biotechnology industry, bringing together thousands of global leaders across biotech and biopharma for four days of networking, programming, and partnering. The event features nearly 150 sessions and over 600 speakers spanning 18 focus areas—from AI and digital health to next-generation biotherapeutics and business development. This year’s theme, “Driven by Purpose,” reflects the industry’s commitment to solving the impossible, pushing boundaries, and delivering better outcomes for patients, public health, and the world. For more details on the conference, please visit: https://convention.bio.org/.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com